Exhibit 12.1
Consolidated Edison, Inc.
Ratio of Earnings to Fixed Charges
(Millions of Dollars)

	For the Nine Months Ended September 30, 2018	For The Twelve Months Ended December 31, 2017	For the Nine Months Ended September 30, 2017
Earnings
Net Income	$1,051	$1,525	$1,020
Preferred Stock Dividend	—	—	—
(Income)/Loss from Equity Investees	(96)	(32)	(31)
Minority Interest Loss	—	—	—
Income Tax	330	472	599
Pre-Tax Income	$1,285	$1,965	$1,588
Add: Fixed Charges*	626	766	572
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Earnings	$1,911	$2,731	$2,160
* Fixed Charges
Interest on Long-term Debt	$565	$713	$529
Amortization of Debt Discount, Premium and Expense	11	13	10
Interest Capitalized	—	—	—
Other Interest	28	11	11
Interest Component of Rentals	22	29	22
Pre-Tax Preferred Stock Dividend Requirement	—	—	—
Fixed Charges	$626	$766	$572
Ratio of Earnings to Fixed Charges	3.1	3.6	3.8